Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Brambles

17 December 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dw 1/4

FILE NO: 82-5205

Brambles Industries plc
Registered number: 4134697

17 December 2004

Hans-Olaf Henkel appointed as Non-executive Director

Brambles today announced that Mr Hans-Olaf Henkel will join the Board as a Non-executive Director, effective 1 January 2005.

Mr Henkel had a long and distinguished career with IBM, holding various executive positions in Germany, the US and Asia, as well as at IBM's European headquarters in Paris. He was appointed President of IBM Germany in January 1987 and as Chairman and Chief Executive Officer of IBM Europe, Middle East and Africa in 1993.

Mr Henkel, who is based in Germany, was President of the Federation of German Industries from 1995 to 2000, and has been President of the Leibniz Association since July 2001. He is currently a member of the Supervisory Boards of Bayer AG, Continental AG, DaimlerChrysler Aerospace AG, SMS AG, Ringier AG and Orange SA. He is Senator of the Helmholtz Association and the Max Planck Society, and a member of Amnesty International.

In 1992, Mr Henkel received an Honorary Doctorate from the Technical University of Dresden, in the same year he was declared "Environmental Manager of the Year" by the Worldwide Fund for Nature and received the "Innovation Award of German Industry" from the "Wirtschaftswoche" Magazine.

Mr Henkel is the author of several best selling books and articles on business, political issues and science. In 2002, he was awarded Germany's Cicero Prize ("Best speaker of the business world"), and in 2003 was awarded the Ludwig-Erhard Prize for his publishing achievements on economic matters. Mr Henkel is a regular lecturer as Professor of International Business Management at the University of Mannheim.

Commenting on the appointment, Mr Don Argus, Chairman of Brambles, said: "The appointment of Hans-Olaf Henkel represents a further important step in the Board's ongoing program of renewal, announced in November 2003, and follows the appointment earlier this year of Jac Nasser and Stephen Johns to the Brambles Board as Non-executive Directors. Through his distinguished career, Hans-Olaf brings to Brambles a wealth of knowledge and experience. He will be a particularly valuable contributor in relation to Brambles' European and international businesses."

Brambles' global headquarters is in Sydney, Australia

For further information

Australia

Investor	John Hobson	+61 (0) 2 9256 5216
	Head of Investor Relations	+61 (0) 414 239 188 (mobile)
Media	David Besier	+61 (0) 2 9256 5204
	Manager Corporate Communications	+61 (0) 412 473 330 (mobile)

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291